AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1997


                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549




                                   AMENDMENT NO. 2

                                         TO

                                   SCHEDULE 14D-1
                               TENDER OFFER STATEMENT
         PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934




                               GIDDINGS & LEWIS, INC.
                              (Name of Subject Company)


                                  DSFA CORPORATION
                           HARNISCHFEGER INDUSTRIES, INC.
                                      (Bidders)


                       COMMON STOCK, $.10 PAR VALUE PER SHARE
                           (Title of Class of Securities)


                                     375048-10-5
                        (CUSIP Number of Class of Securities)





                               K. THOR LUNDGREN, ESQ.
                           HARNISCHFEGER INDUSTRIES, INC.
                                3600 SOUTH LAKE DRIVE
                            ST. FRANCIS, WISCONSIN 53235
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


                                      COPY TO:

                             ANDREW R. BROWNSTEIN, ESQ.
                           WACHTELL, LIPTON, ROSEN & KATZ
                                 51 WEST 52ND STREET
                              NEW YORK, NEW YORK 10019
                                   (212) 403-1000

                This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 28, 1997, as amended (the "Schedule 14D-1"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition is satisfied) the Rights, of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

        ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

        ITEM 10.   ADDITIONAL INFORMATION.

                   On May 8, 1997, the Company filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 discloses, among other things, that at a meeting held on May 7, 1997, the Board of Directors of the Company resolved that the Distribution Date shall not occur until the earlier of (i) the date on which an Acquiring Person (as defined in the Rights Agreement) becomes such and (ii) such date as may be determined by action of the Board of Directors of the Company prior to the time any person or group becomes an Acquiring Person. The Schedule 14D-9 indicates that as a result of such action, the commencement of the Offer will not, in and of itself, result in the occurrence of a Distribution Date.

             The Schedule 14D-9 also discloses that the Company's Board of Directors fixed the close of business on May 16, 1997 as the Demand Record Date for determining shareholders entitled to demand that a Special Meeting of the Company's shareholders be called.

             Parent issued press releases on May 8 and May 9, 1997 relating to, among other things, the matters disclosed in the
        Schedule 14D-9. The full text of such press releases are filed herewith as Exhibit (a)(10) and Exhibit (a)(11), respectively, and are incorporated herein by reference.

             On May 9, 1997, Mr. Grade sent a letter to Mr. Isles relating to, among other things, the matters disclosed in the
        Schedule 14D-9. The full text of such letter is filed herewith as Exhibit (a)(12) and is incorporated herein by reference.


        ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS

            (a)(10) Text of Press Release, dated May 8, 1997, issued by Parent.

            (a)(11) Text of Press Release, dated May 9, 1997, issued by Parent.

            (a)(12) Text of Letter, dated May 9, 1997, from Jeffery T. Grade to
                    Marvin L. Isles.






                                    SIGNATURES

                After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         HARNISCHFEGER INDUSTRIES, INC.



                                         By: /s/ Francis M. Corby, Jr.
                                         Name:   Francis M. Corby, Jr.
                                         Title:  Executive Vice President for
                                                   Finance and Administration



                                         DSFA CORPORATION



                                         By: /s/ Francis M. Corby, Jr.
                                         Name:   Francis M. Corby, Jr.
                                         Title:  Vice President and Treasurer






        Dated: May 9, 1997






                                      EXHIBIT INDEX

          EXHIBIT
            NO.*     DESCRIPTION

           (a)(1)*        Offer to Purchase, dated April 28, 1997.

           (a)(2)*        Form of Letter of Transmittal.

           (a)(3)* Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

           (a)(4)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(5)*        Form of Notice of Guaranteed Delivery.

           (a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)* Summary Advertisement as published in The Wall Street Journal on April 28, 1997.

           (a)(8)*        Text of Press Release, dated April 25, 1997.

           (a)(9)*        Text of Press Release, dated April 28, 1997.

           (a)(10) Text of Press Release, dated May 8, 1997, issued by Parent.

           (a)(11) Text of Press Release, dated May 9, 1997, issued by Parent.

           (a)(12)        Text of Letter, dated May 9, 1997, from Jeffery T.
                          Grade to Marvin L. Isles.

           (b)(1)* Commitment Letter, dated April 21, 1997, among Harnischfeger Industries, Inc., The Chase Manhattan Bank and Chase Securities Inc.

           (c)            Not applicable.

           (d)            Not applicable.

           (e)            Not applicable.

           (f)            None.

      _______________________________

      *    Previously filed.






           (g)(1)*        Preliminary Solicitation Statement of
                          Harnischfeger Industries, Inc. and DSFA
                          Corporation, filed with the Commission on April 28, 1997.

           (g)(2)* Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(3)* Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997.
      _______________________________

      *    Previously filed.